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SEC FILE NUMBER
8-49402

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Sparta Group of Chicago, LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle
(No. and Street)

Chicago	Illinois	60605
(City)	(State)	(Zip Code)

SEC MAIL PROCESSING RECEIVED FEB 26 2004 WASH. DC 181 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Moore 312-341-4501
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPAs, P.C.
(Name - if individual, state last, first, middle name)

4460 Franklin Ave.	Western Springs,	IL	60558
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Michael Moore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Sparta Group of Chicago, LP, as of December 31, 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Partner
Title

Notary Public

"OFFICIAL SEAL"
MARION GONZALEZ
NOTARY PUBLIC STATE OF ILLINOIS
COMMISSION EXPIRES 09/26/05

This report **contains (check all applicable boxes):

[x (a) Facing page.
[x (b) Statement of Financial Condition.
[x (c) Statement of Income (Loss).
[x (d) Statement of Changes in Cash Flows.
[x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x (g) Computation of Net Capital.
[x (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
x[(i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x (l) An Oath of Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPARTA GROUP OF CHICAGO, LP

FINANCIAL STATEMENTS

DECEMBER 31, 2003

Sparta Group of Chicago, LP
Annual Report
For the Year Ended December 31, 2003
Table of Contents

Robert Cooper & Co. CPAs P.C.
4460 Franklin Ave.
Western Springs, Illinois 60558
312-952-2151
Fax: 708-246-7397

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

To the Partners:
Sparta Group of Chicago, LP

We have audited the accompanying statement of financial condition of **Sparta Group of Chicago, LP** as of December 31, 2003 , and the related statements of income, changes in partners capital, and cash flows for the period ending December 31, 2003. These financial statements are the responsibility of the partners. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Sparta Group of Chicago, LP** as of December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert Cooper & Company CPA's PC
February 23, 2004

Sparta Group of Chicago, LP
(An Illinois limited partnership)
Statement of Financial Condition
December 31, 2003

Assets

Cash	$	0
Securities owned:		
Marketable securities, at market value		5,947,122
Options, at fair value		37,392,091
Total securities owned		43,339,213
Due from broker dealer		16,327,267
Accrued dividend recevable		1,426
Fixed assets net of depreciation		7,831
Other Assets		10,000
Total Assets	$	59,685,737

Liabilities and Member's Equity

Liabilities		
Due from broker	$	0
Securities sold short:		
Marketable securities sold short, at market value		16,955,974
Options sold short, at fair vaule		38,459,705
Accrued liabilities		9,624
Dividend payable		6,460
Total liabilities		55,431,762
Member's equity		4,253,975
Total member's equity and Liabilities	$	59,685,737

The accompanying notes to financial statements
are an integral part of this statement

Sparta Group of Chicago, LP
(An Illinois limited partnership)
Statement of Operations
For the year ended December 31,2003

Revenues:		
Trading revenue net of commissions	$	4,170,056
Interest and dividend income		201,278
Other income		7,453
Total Revenue		4,378,786
Expensess:		
Interest Expense		125,807
Regulatory and other expenses		116,087
Seat lease		227,911
Trader fees		270,412
Dividend expense		110,550
Depreciation		3,582
Guaranteed payments		0
Technology & information expenses		135,006
Other operating expenses		111,509
Total expenses		1,100,864
Net Income	$	3,277,922

The accompanying notes to financial statements
are an integral part of this statement

Sparta Group of Chicago, LP
(An Illinois limited partnership)
Statement of Changes in Member's Equity
For the year ended December 31,2003

Partner's capital, December 31, 2002	$	2,224,359
Capital contributions		
Capital withdrawals		(1,248,307)
Net income		3,277,922
Partner's capital, December 31, 2003	$	4,253,975

The accompanying notes to financial statements
are an integral part of this statement

Sparta Group of Chicago, LP
(An Illinois limited partnership)
Statement of Cash Flows
For the year ended December 31,2003

Cash Flows From Operating Activities:		
Net Income	$	3,277,922
Items not effecting cash flow to reconcile cash depreciation		3,582
Changes in assets and liabilities:		
Increase in securities owned		(32,606,983)
Increase in receivable from brokers and dealers		(7,217,428)
Increase in other assets		5,651
Increase in securities sold		37,797,635
Increase in accounts payable and accrued liabilities		(9,291)
Net Cash used in operating activities		1,251,089
Cash Flows From Investing Activities:		
Purchase of fixed assets		(2,782)
Purchase of preferred jbo stock		0
Net Cash used in investing activities		(2,782)
Cash Flows From Financing Activities		
Proceeds from capital contributions		0
Payments for capital withdrawals		(1,248,307)
Net cash provided by financing activities		(1,248,307)
Net change in cash and cash equivalents		0
Cash at December 31, 2002		0
Cash at December 31, 2003	$	0

The accompanying notes to financial statements
are an integral part of this statement

NOTE 1 **Organization**

Sparta Group of Chicago, LP (The "Company") was organized under the Uniformed limited Partnership Act of Illinois , 1999. The business of the Company is to engage in the speculative trading of stock and stock options, for their own account on organized exchanges in the United States. **Sparta Group of Chicago, LP** is registered as a Broker Dealer with the Securities and Exchange Commission (SEC) and a member of the Chicago Board Options Exchange (CBOE). The Company is exempt from certain filing requirements under the Rule 15c3-1(a)(6) of the Securities and Exchange Commission, since the Company does not trade on behalf of customers, effects transactions only with other broker dealers, does not effect transactions in unlisted options and clears and carries its trading accounts with a registered clearing partner of the Exchange.

NOTE 2 **Significant Accounting Policies**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In the normal course of business, the Company enters into transactions in exchange traded securities, including options thereon which are used primarily to hedge certain proprietary securities and commitments. Proprietary securities transactions together with related revenues and expenses are recorded on trade date. Securities and options owned are reflected at market value with the resulting unrealized gains and losses reflected currently in income.

NOTE 3 **Fair Value of Financial Instruments**

Substantially all of the Company's assets and liabilities are considered financial instruments as defined by Statement of Financial Accounting Standard No. 107 and are either already reflected at fair values, are short-term or replaceable on demand. Therefore, except for the LIT Stock ownership, their carrying amounts approximate their fair value.

NOTE 4 Securities Owned and Sold, but not yet purchased

Marketable securities owned and sold but not yet purchased consists of trading and investment securities at quoted market value, as illustrated below.

	Sold, not yet purchased
Securities	$16,955,974.00
Options	$38,459,705.00

NOTE 5 Income Taxes

A Partnership Company does not pay federal income taxes. Each partner is responsible for reporting income (loss) based upon his pro rata share of the profits of the Company. The Company reports their income for taxes on a calendar year basis. The Company is subject to an Illinois Replacement tax at a rate of 1.5% of net income.

NOTE 6 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2003 the Company had net capital of $ 3,812,590 which was$3,712,590 in excess of its required net capital.

NOTE 7. Derivative Financial Instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at market value or, if market prices are not readily available, fair value. Market values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over-the-counter derivative financial instruments, principally forwards, options, and swaps, are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts.

NOTE 7 Derivative Financial Instruments (continued)

Derivatives used for economic hedging purposes include swaps, forwards, futures, and purchased options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as trading revenues. The Company does not engage in activity in swaps or the forward market.

Financial Instruments and Fair Value of Financial Instruments," requires disclosures about the amounts, nature, terms and fair values of derivative financial instruments. The statements also requires that a distinction be made between financial instruments held or issued for trading purposes and financial instruments held or issued for purposes other than trading.

The Company invests in exchange traded options on stock for speculative purposes. These contracts are marked to market daily and involve elements of market and credit risk. The Company's contracts are all exchange-traded whereas the options clearing corporation acts as the counter party of the specific transactions and , therefore, bears the risk of delivery to and from the counter parties.

The Company does not apply hedge accounting as defined in FASB Statement 133, *Accounting for Derivative Instruments and Hedging Activities*, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of the statement are generally not applicable with respect to these financial instruments.

Fair value of options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate. Premiums and unrealized gains and losses for written and purchased option contracts are recognized gross in the consolidated statement of financial condition.

NOTE 8 Financial Instruments Held or Issued for Trading Purposes

The Company trades in exchange trade equities and equity options. The following table summarizes the components of income from proprietary trading transactions and includes the class of financial instruments included.

Equity activities (including equity shares, futures and options on stock)	$ 4,170,056

The following amounts disclosed represent the market or fair value of derivative financial instruments at December 31, 2003, and the average market of fair value calculated based upon month end amounts, during the year for those instruments:

NOTE 8 Financial Instruments Held or Issued for Trading Purposes (continued)

	Fair Value December 31, 2003		Average Fair Value Year Ended December 31, 2003	
	Asset	Liability	Asset	Liability
Equity options	$ 37,392,091	$ 38,459,705	$ 22,323,609	$ 23,791,188

NOTE 9 Receivable from Broker-Dealers

Receivable from broker-dealers at December 31, 2003 consist of the following:

Broker-dealer	$16,327,267

The amount receivable form broker-dealers is from the selling of option premium and the selling of securities, not yet purchased. The assessed trade cash balance pays interest at the broker call rate plus a premium of usually one percentage.

The Company clears all transactions through another broker dealer pursuant to a clearing agreement.

At December 31, 2003, substantially all assets of the Company are deposited with the clearing broker.

NOTE 10 Commitments and Contingencies

The Company has no long term agreements which would require expenditures in future periods.

NOTE 11 Preferred Stock

The Company owns preferred stock in their broker dealer. The stock is unmarketable and is carried at cost which approximates fair value.

Sparta Group of Chicago, LP
(An Illinois limited partnership)
COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1

December 31, 2003

Member's equity, December 31, 2002	$	4,253,975
Less:		
Non allowable assets		-17,831
Haircuts		-296,325
Undue concentration		-127,229
Net capital		3,812,590
Required net capital		100,000
Excess capital	$	3,712,590
Excess capital @ 1000%	$	3,810,981

Note The above information on this schedule is in agreement, in all material respects, with the unaudited FOCUS Report, Part II filed by Sparta Group of Chicago as of December 31, 2002

The accompanying notes to financial statements are an integral part of this statement

Sparta Group of Chicago, LP
(An Illinois limited partnership)
COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1

December 31, 2003

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness

Items included in the balance sheet:

Accrued liabilities	$	16,084
Other		0
		16,084

Ratio: Aggregate Indebtedness to Net Capital	**0.421865% to 1**

The accompanying notes to financial statements are an integral part of this statement

Schedule II

Sparta Group of Chicago, LP
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION AND CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3

December 31, 2003

RESERVE COMPUTATION
(See note below)

INFORMATION FOR POSSESSION AND CONTROL REQUIREMENTS
(See note below)

Note: The Company, is exempt from Rule 15c3-3, it does not transact a business in securities with, or for, other than members of a national securities exchange and does not carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

Robert Cooper & Company CPAs P.C.
4460 Franklin Ave.
Western Springs, Illinois 60558
312-952-2151
Fax: 708-246-7397

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

To the Partners:
Sparta Group of Chicago, LP

In planning and performing our audit of the financial statements of**Sparta Group of Chicago, LP**, for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by **Sparta Group of Chicago, LP** that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3, Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following. (1) in making the quarterly securities examinations, counts, verifications and comparisons, and (2) recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System;

The Partners of the Company are responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide the owner with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the

preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

The Company, because of its size and limited personnel, is unable to maintain an adequate separation of the various accounting functions. However, the partners of the Company informed me that they exercise close oversight of accounting records daily, thus offsetting the lack of separation of duties. The study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Commission Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Chicago Board Options Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Sincerely,

Robert Cooper

Robert Cooper & Company CPAs P.C.
February 23, 2004

Oath of Affirmation

Regarding accuracy and completeness

of financial statements as of and for the year ending

December 31, 2003

To the best of my knowledge and belief, the information contained herein is accurate and complete.

Michael Moore

Partner
Sparta Group of Chicago, LP